EXHIBIT 99.1

Yamana Gold Announces Normal Course Issuer Bid

TORONTO, May 02, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (“Yamana” or the “Company”) (TSX:YRI) (NYSE:AUY) announces that the Toronto Stock Exchange (the “TSX”) has accepted the notice of Yamana’s intention to commence a normal course issuer bid (the “NCIB”).

On April 15, 2019, the Company announced its intention to make an NCIB to purchase up to 5% of the Company’s issued and outstanding common shares on the TSX and the New York Stock Exchange (the “NYSE”), subject to the approval of the TSX.  The TSX approval allows the Company to purchase up to 47,513,266 common shares (representing 5% of the Company’s 950,265,316 issued and outstanding Common Shares as of April 30, 2019) over a period of twelve months commencing on May 6, 2019. The NCIB will expire no later than May 5, 2020.

All purchases made pursuant to the NCIB will be made in open market transactions through the facilities of the TSX and the NYSE. In accordance with TSX rules, any daily purchases on the TSX under the NCIB are limited to a maximum of 649,607 common shares, which represents 25% of the average daily trading volume on the TSX for the six months ended April 30, 2019, and, in addition, Yamana will not acquire per day on the NYSE more than 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject, in both cases, certain exceptions for block purchases.

From time to time, when Yamana does not possess material non-public information about itself or its securities, it may enter into a pre-defined, automatic share purchase plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plan entered into with Yamana’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. Outside of these periods, common shares will be repurchased in accordance with management’s discretion, subject to applicable law.

The actual number of common shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. Any common shares that are purchased under the NCIB will be cancelled.

A copy of the Company’s Notice filed with the TSX may be obtained by any shareholder without charge by contacting the Company’s Senior Vice President, General Counsel and Corporate Secretary.

(All amounts are expressed in United States dollars unless otherwise indicated.)

About Yamana Gold Inc.

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Steve Parsons
Senior Vice President, Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company's strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with plans to continue to build on the Company’s existing base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas; the Company’s expectations in connection with the Company possibly entering into an automatic share purchase plan in connection with the NCIB at some point in the future; the number of common shares ultimately repurchased under the NCIB; as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, including market conditions, share price and best use of available cash, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the NCIB and may not be appropriate for other purposes.